Issuer Free Writing Prospectus filed
pursuant to Rule 433 supplementing the
Preliminary Prospectus Supplements dated
February 19, 2007 and February 20, 2007
Registration No. 333-118956
February 20, 2007
FEBRUARY 2007
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. The Preliminary Prospectus Supplements relating to this Offering are available by clicking on the following links; http://www.sec.gov/Archives/edgar/data/903571/000095013407003616/0000950134-07-003615-index.htm and http://www.sec.gov/Archives/edgar/data/903571/000095013407003615/0000950134-07-003616-index.htm. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BMO Capital Markets collect at 1-212-702-1969.

2 Legal and Other Matters SAFE HARBOR: The statements contained in this presentation are both historical and forward-looking in nature. The United States Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements. Such forward-looking statements include statements as to the completion, commissioning and commencement of production for the Bogoso sulfide expansion project, and related capital costs; production and operating cash cost estimates; capital expenditure estimates; planned exploration spending and activities; anticipated grades and recoveries and production at all of our mines; the timing and results of feasibility studies; potential mine life of our mines; the acquisition and operation of a proposed power station; and reserve and resource projections and production projections. The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including the following: results of current and future exploration activities; the failure to establish reserves; the recovery of any reserves; future gold production and increases in production costs; timing of and unexpected events during construction, expansion and start-up of certain Golden Star projects, including the Bogoso sulfide expansion project; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive government approvals and permits; changes in the regulatory environment in jurisdictions where we operate; the timing and availability of capital on acceptable terms; technical, permitting, mining or processing issues; fluctuations in gold prices; adverse weather conditions, including drought; effects of illegal mining; and power shortages in West Africa. Please refer to a discussion of these and other risk factors in Golden Star's Form 10-K and other Securities and Exchange Commission filings. The forecasts contained in this presentation constitute management's current estimates, as of the date of this presentation, with respect to the matters covered thereby. We expect that these estimates will change as new information is received and that actual results will vary from these estimates, possibly by material amounts. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event. Investors and others should not assume that any forecasts in this presentation represent management's estimate as of any date other than the date of this presentation. INFORMATION: The information contained in this presentation has been obtained by Golden Star from its own records and from other sources deemed reliable, however no representation or warranty is made as to its accuracy or completeness. The technical information relating to Golden Star's material properties disclosed herein is based upon previously filed technical reports prepared and filed pursuant to National Instrument 43-101. CURRENCY: All monetary amounts refer to United States dollars unless otherwise indicated. CAUTIONARY NOTE TO US INVESTORS REGARDING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES: This presentation uses the terms "Measured," "Indicated" and "Inferred" Resources. United States investors are advised that while such terms are recognized and required by Canadian regulators, the SEC does not recognize them. "Inferred Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under certain non U.S. rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into reserves. United States Investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Contents Corporate Overview Bogoso/Prestea Bogoso Sulfide Expansion Project Wassa Hwini-Butre and Benso projects 2006 Results and 2007 guidance Exploration Sustainability Ghana Power Illegal Mining Concluding Remarks 3

4 Corporate Overview Gold explorer, developer, producer Current focus on Ghana and West Africa Reserves of 4.2 Moz (at end-2006) Production target of 390,000oz in 2007 Denver-based AMEX: GSS; TSX: GSC Widely held, good liquidity - Average 2.6M shares per day Market cap of $0.8 Billion 208 M shares (229 M fully diluted)

5 Ghana - A Great Place To Be Well established democracy and laws Official language is English Great investment destination Mining friendly government Historically strong mining culture Access to trained personnel Embraced by the investment community Significant gold endowment, the "Gold Coast" AngloGold Ashanti, Gold Fields, Newmont - all active Golden Star well positioned Significant property position

6 Production Focus in Ghana

7 Bogoso/Prestea Gold Mine, Ghana Open Pit Reserves as at end-2006 42 Mt @ 2.74 g/t for 3.7 Moz 80% of reserves are refractory Exploration upside at surface and underground Current Mining and Processing Open pit mining using owner mining fleet 1.5 Mtpa non-refractory processing plant Costs reduced over last two quarters Major expansion project nearing completion 3.5 Mtpa sulfide plant using the BIOX(r) process Economies of scale expected to improve cost structure Expect 280,000oz gold production in 2007

8 Bogoso/Prestea - Site Map Bogoso/Prestea - Site Map

9 Bogoso Sulfide Expansion Project - BIOX(r) Background 80% of reserves are refractory New BIOX(r) plant will operate alongside existing CIL plant Combined capacity of 5.0 Mtpa BIOX(r) technology well proven Low tech and well suited to remote areas Environmentally friendly Extensive metallurgical testwork by Golden Star Eleven plants in operation or development worldwide Successful at Obuasi on similar mineralization Expect commercial production April 1

10 Bogoso Sulfide Expansion Project - BIOX(r) Flowchart Bogoso Sulfide Expansion Project - BIOX(r) Flowchart

11 Construction and commissioning are in final stages Likely in-service date of April 1 Major portions of new plant commissioned in 2006 Crusher, ball mill, SAG mill and CIL circuit commissioned Currently being used to process ore BIOX(r) performing well and bacteria are very active Module 1 (7 reactor tanks) operational by end-February Module 2 (7 reactor tanks) operational end-March Bacterial action confirms testwork of BIOX(r) suitability Preparations for operations phase well advanced Over one million tonnes of stockpiled refractory ore Operators trained at BIOX(r) plants in Australia and Ghana Bogoso Sulfide Expansion Project - Status

Bogoso Sulfide Expansion Project - Photos 12

13 Wassa Gold Mine, Ghana Open pit reserves as at end-2006 14 Mt @ 1.11 g/t for 0.5 Moz Current mining and processing Open pit mine using owner operated mining equipment Standard 4.0 Mtpa CIL processing plant Expect gold sales of 110,000oz in 2007 Operationally Wassa is working well Productivity and per tonne costs are meeting expectation Currently mining SAK pit and experiencing better grades Potential to process Hwini-Butre and Benso resource at Wassa Feasibility study expected on or about end-March

14 Hwini-Butre & Benso, Ghana Acquired in December 2005 Measured and indicated resource of 5.2 Mt at 4.33 g/t Inferred resource of 1.6 Mt at 4.02 g/t Feasibility study nearing completion Truck or rail high grade open pit ore to Wassa Hwini-Butre (75km) and Benso (45km) Metallurgical testwork has shown good recoveries If reserves are developed, integration with Wassa would extend mine life, increase production and could reduce cash costs Good upside potential Regional potential not previously explored Underground potential at Hwini-Butre

15 Continued improvement in results in Q4* Gold sales of 53,406oz Cash operating cost of $382/oz Record full year* Gold sales of 201,407oz Cash operating cost of $421/oz Average realized price of $607/oz Solid progress elsewhere BIOX (r) in final stages Net proceeds of +$30 M from sale of EURO Ressources stock 2006 and Q4 - Highlights * Unaudited

Gold Sales Profile - No Hwini-Butre and Benso 16

17 Exploration Active exploration program $15M spent in 2006 and $15M committed for 2007 Focus on mine-based drilling Prestea Underground major focus in 2006 Improved size, grade and confidence in West Reef resource Feasibility study underway Hwini-Butre and Benso Exploration and orebody definition drilling continued Project Manager appointed and feasibility study underway Other exploration Large scale grass roots exploration in Ghana Now drilling in Sierra Leone, Burkina Faso and Niger Early stage exploration program in Cote d'Ivoire JV with Newmont on Saramacca property in Suriname

18 West Africa Exploration West Africa Exploration

19 Prestea Underground, Ghana Past production of 9 Moz By several operators in 120 years of mining Golden Star doing first review and exploration of whole system Main focus in 2006 was West Reef Intact ore zone at 700m depth Feasibility study expected in 2007 Resource increased in 2006 Indicated resource of 1.1 Mt at 16.3 g/t Inferred resource of 5.0 Mt at 8.68 g/t Pause in 2006 to focus on feasibility study As well as conserve power and carry out safety work on shaft

20 Prestea Underground - Medium Term Targets Prestea Underground - Medium Term Targets Stopes Main Reef HW - FW Zones Central Shaft Pillar Main Reef West Reef

21 Level 17 Level 24 Level 30 1.26m @ 22.5g/t 1.76m @ 67.85g/t 2.90m @ 50.73g/t 4.96m @ 11.45g/t 1.30m @ 52.30g/t 0.5m @ 90g/t 1.17m @ 25.84g/t Grade Range Blue 0-1g/t Green 1-3g/t Red 3-10g/t Magenta 10-90g/t 1.33m @ 22.33g/t 2.83m @ 56.13g/t 3.68m @ 18.63g/t Prestea Underground - West Reef * Additional drilling results on website

22 Sustainability Committed to best practice in sustainability areas Active community development program since 1999 Focus on water, health, education Implemented formalized community endowment fund in 2006 Alternative livelihood focus Recognition that mining is finite Create lasting employment and alternative to illegal mining Active for several years with fish, chicken and silk worm farming Oil palm project off to a great start in 2006 Secured approximate 30,000 acre land package Potential to create employment for 3,000 family groups Cleared 400 ha in 2006 and planted 250 ha 110,000 seedling nursery established for 2007 planting program

Community interaction in photos 23

24 Power shortage in Ghana since August 2006 Low level of hydroelectric water reservoir Maintenance of thermal power stations Supplementing power with diesel generators Also implemented conservation measures at all mines Outlook is for continued rationing in 2007 Mining industry consortium tackling the problem Acquiring a nominal 100MW powerhouse for $40M Operational by mid-2007 on diesel then natural gas Golden Star share 25% - 25MW for $10M Power in Ghana

25 Illegal Mining in Ghana Nationwide issue Has impacted several mining companies High on Government agenda for past 2 years Changes made to improve ease of registering small scale mining claims to discourage illegal mining National program to remove illegal miners in 2006 Included removal of 4,500 illegal miners from our concessions Negligible incidents Major areas of illegal mining stopped and equipment confiscated Golden Star working to provide alternative work Oil palm project, training for mining jobs

26 Strengthened Management Team Management Team Peter Bradford, President and CEO Tom Mair, Senior VP CFO Colin Belshaw, VP Operations Peter Bourke, VP Technical Services David Partridge, GM Bogoso/Prestea Richard Gray, GM Wassa Daniel Owiredu, VP Ghana Mark Collopy, GM Projects Bruce Higson-Smith, VP Corporate Development Dr. Doug Jones, VP Exploration Roger Palmer, VP Finance and Controller Ted Strickler, VP Human Resources & Administration Dr. Mark Thorpe, VP Sustainability

27 Why Invest in Golden Star? Note: EV as of February 16, 2007

28 Concluding Remarks Good progress in 2006 Record production of 201,407oz at $421/oz* Stabilized mining operations with record gold sales Started commissioning of BIOX(r) project Building blocks for the future taking shape Hwini-Butre & Benso feasibility due end-March Prestea Underground feasibility started Illegal miners have been removed from properties Operational and technical management team strengthened Governance and sustainability programs strengthened Near doubling of gold sales in 2007 to 390,000oz * Unaudited

Need more information? Investor relations at Golden Star Web www.gsr.com Phone +1303-830-9000